Exhibit (a)(2)

The information contained herein is preliminary and is subject to change and completion. The Offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation or recommendation of an offer to sell shares.

[_______], 2021

RE: Liquidation Opportunity for CNL Healthcare Properties, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of CNL Healthcare Properties, Inc. (the “REIT”) for $4.50 per share in cash. Comrit Investments 1, Limited Partnership (the “Purchaser”) is offering to pay you cash by purchasing up to 8,785,000 shares of the REIT’s common stock. But this offer expires on December 30, 2021, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited. Specifically, the REIT’s filings say:

•	There is no established public trading market for the REIT’s common stock. Therefore, there is a risk that a stockholder may not be able to sell shares at a time or price acceptable to the stockholder, or at all. Unless and until the REIT’s shares are listed on a national securities exchange, it is not expected that a public market for the shares will develop.

•	Effective July 11, 2018, the REIT suspended its stock redemption plan.

•	The REIT estimated its per share NAV at $7.38 as of December 31, 2020. The REIT may publish an update to the estimated per share NAV during the period in which this offer is open. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

This offer will:

•	Allow you to take advantage of this opportunity to receive cash for your investment.

•	Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•	Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently own 925,128 shares of the REIT’s common stock, or approximately 0.5% of the common stock outstanding as of October 1, 2021.

If you are interested in this opportunity, please carefully review the included Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Purchaser will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Purchaser’s control.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

Comrit Investments 1, LP

By:	Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer